China Tianfeihong Wine, Inc.
1849 Licheng Middle Avenue, Longqiao Street, Chengxiang District
Putian City, Fujian Province, CHINA

January 31, 2014

Craig Slivka
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washing, DC 20549

Re:	China Tianfeihong Wine, Inc.
Form 8-K
Filed December 31, 2013
File No. 000-54843

Dear Mr. Craig Slivka:

On January 27, 2014, China Tianfeihong Wine, Inc. (the “Company”) received a letter from the Staff of the Securities and Exchange Commission (the “Commission”) (the “Letter”) in connection with the Form 8-K filed by the Company with the Commission on December 31, 2013. Due to the seven days official holiday for Chinese New Year from January 31, 2014 to February 6, 2014 in China, and the need of the Company to coordinate with its advisors, legal counsels, financial staff and auditors, all in multiple countries and jurisdictions, whose input is necessary for an adequate response to the Letter, the Company hereby requests an extension of the due date of the Company’s response to the Letter to February 28, 2014.

Comments or questions regarding this letter may be directed to the undersigned, Yue Cao Esq. of Eaton & Van Winkle LLP, at (212) 561-3617 or ycao@evw.com.

Sincerely,

/s/ Yue Cao
Yue Cao
Eaton & Van Winkle LLP

cc:	Zhiliang Fang
Chief Executive Officer